UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE CONCERNING NTT DOCOMO’S ARBITRATION REQUEST REGARDING ITS STAKE IN TATA TELESERVICES LIMITED

On January 5, 2015, the registrant filed with the Tokyo Stock Exchange a notice regarding its subsidiary NTT DOCOMO’s request for arbitration following the exercise of its option to sell its stake in Tata Teleservices Limited. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: January 5, 2015

January 5, 2015

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice concerning NTT DOCOMO’s Arbitration Request regarding its Stake in Tata Teleservices Limited

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that on January 3, 2015 (Japan Standard Time), NTT DOCOMO filed a request for arbitration against Tata Group holding company Tata Sons Limited, following the exercise of its option to sell its stake in Indian telecommunications carrier Tata Teleservices Limited under the parties’ shareholders agreement. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact:

Tatsuya Watanabe or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

January 5, 2015

NTT DOCOMO Files Arbitration Request Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that it submitted on January 3, 2015 a request for arbitration with Tata Sons Limited (Tata Sons), Tata Group’s holding company, pursuant to the shareholders agreement regarding the exercise of DOCOMO’s option to sell its stake in Tata Teleservices Limited (TTSL), a telecommunication service provider in India, as announced previously in a Form 6-K filing entitled “Notice Concerning Decision to Exercise Option for Sale of Stake in Tata Teleservices in India” filed on April 25, 2014.

Details of the arbitration are as below:

1.	Arbitration court

London Court of International Arbitration

2.	Location of arbitration court

London, England

3.	Date of filing

January 3, 2015 (Japanese Standard Time)

4.	Reason and background of request for arbitration

Under the terms of the shareholders agreement between DOCOMO, TTSL and Tata Sons, DOCOMO exercised on July 7, 2014 its right (option) to request that a suitable buyer be found to purchase its TTSL shares for 50% of the acquired price, amounting to 72.5 billion Indian rupees (or 125.4 billion yen*), or a fair market price, whichever is higher.

Thereafter, pursuant to the shareholders agreement, DOCOMO submitted its request for arbitration to ensure that its right be exercised after Tata Sons had failed to fulfill its obligation, despite DOCOMO’s repeated negotiations with Tata Sons regarding the sale of its entire stake in TTSL.

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5.	Others

DOCOMO will update this information in a timely fashion regarding any matters requiring disclosure.

*	1 rupee = 1.73 yen as of March 31, 2014

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 64 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit www.nttdocomo.com for more information.

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